SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION
14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Gucci Group N.V.

(Name of Subject Company)

Pinault-Printemps-Redoute S.A.
(Name of Filing Person—Offerors)

Common Shares, Nominal Value € 1.02 Per Share
(Title of Class of Securities)

401566104
(CUSIP Number of Class of Securities)

Serge Weinberg
Chairman and Chief Executive Officer
Pinault-Printemps-Redoute S.A.
10, avenue Hoche
75381 Paris Cedex 08
France
(011 33 1) 45 64 61 00
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David A. Katz, Esq.
Joshua R. Cammaker, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

1	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
PINAULT-PRINTEMPS-REDOUTE S.A.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions):
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization
France

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power:
67,570,154

	8	Shared Voting Power:
-0-

	9	Sole Dispositive Power:
67,570,154

	10	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
67,570,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
66.83% (based upon outstanding shares)

14.	Type of Reporting Person (See Instructions):
CO

     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2004, as amended by Amendment No. 1 filed on April 2, 2004, Amendment No. 2 filed on April 19, 2004, Amendment No. 3 filed on April 22, 2004 and Amendment No. 4 filed on April 23, 2004 (as amended, the “Schedule TO”), by Pinault-Printemps-Redoute S.A., a société anonyme with a management board and supervisory board and organized under the laws of the Republic of France (“PPR”). This Schedule TO relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

     This Amendment No. 5 may be downloaded from PPR’s website at www.pprfinance.com.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

     The section entitled “Summary” of the Offer to Purchase is hereby amended by deleting the first paragraph under “When and how will I be paid for my tendered Shares?” and replacing such paragraph in its entirety as follows:

     “Subject to the terms and conditions of the Offer, no later than April 30, 2004, we will transfer to the Depositaries payment for all Shares validly tendered and not withdrawn in the Offer. If we provide a subsequent offering period, we will pay for any Shares tendered in such subsequent offering period periodically as those Shares are tendered. We do, however, reserve the right, subject to compliance with applicable law, to delay the acceptance of validly tendered Shares for payment to the extent required under any applicable law. If we delay our acceptance for payment of the Shares after April 30, 2004, in order to comply with applicable law or court order, we will promptly implement a transaction having the same economic result as that which would have resulted upon consummation of the Offer in accordance with the Settlement Agreement and Restated SIA.”

Item 12. Exhibits.

     Item 12 is hereby amended and supplemented by adding thereto the following:

     “(a)(32)     Advertisement of Gucci dated April 28, 2004”

Item 13. Information Required by Schedule 13E-3.

     (1)       The section entitled “Special Factors” of the Offer to Purchase is hereby amended by deleting the second bullet point under “Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer — Fairness of the Offer — The Independent Directors” and replacing such bullet point in its entirety as follows:

“●	Morgan Stanley and UBS Fairness Opinions. The Independent Directors took into account presentations from Morgan Stanley and UBS to the Independent Directors, and the opinions of Morgan Stanley and UBS, each dated March 29, 2004, to the effect that, based upon and subject to certain considerations and assumptions, the Offer Price to be received by the Public Shareholders in the Offer was fair from a financial point of view to the Public Shareholders as a whole. See “Special Factors – Opinions of Gucci’s Financial Advisors.” A copy of the opinions rendered by Morgan Stanley and UBS, including the assumptions made by Morgan Stanley and UBS in arriving at their respective opinions, are attached to this Offer to Purchase as Annexes A and B, respectively, and are incorporated herein by reference. Shareholders are urged to read these opinions in their entirety. Following receipt of the opinions of each of Morgan Stanley and UBS and following presentations by each of Morgan Stanley and UBS, the Independent Directors adopted the conclusions of, and analysis performed by, each of Morgan Stanley and UBS and concluded that, based upon and subject to the considerations and assumptions contained in the opinions of Morgan Stanley and UBS, the Offer Price to be received by the Public Shareholders that are unaffiliated with PPR and Gucci was fair from a financial point of view to such shareholders as a whole. The Independent Directors were aware that Morgan Stanley was paid a fee of € 1.0 million and that UBS was paid a fee of $1.0 million upon the delivery of their respective written fairness opinions, that Morgan Stanley and UBS may be entitled to certain other fees and expenses and that Morgan Stanley had provided advice to Gucci during the negotiations that culminated in the Settlement Agreement. The payment of fees to Morgan Stanley and UBS upon delivery of their written fairness opinions did not impact the Independent Directors’ decision to rely on the opinions of Morgan Stanley and UBS.”

     (2)       The section entitled “Special Factors” of the Offer to Purchase is hereby amended by deleting the last paragraph under “Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer — Fairness of the Offer — The Independent Directors” and replacing such paragraph in its entirety as follows:

     “There have been no other firm offers by third parties to acquire Gucci within the last two years with which to compare the Offer. The Independent Directors were of the view that the best measure of Gucci’s value would be based on the continuing operation of Gucci as a going concern. Therefore, the Independent Directors believe that neither the book value nor the liquidation value of Gucci is a meaningful measure of the fair market value of the Shares, and no appraisal or liquidation value was sought for purposes of valuing the Shares. However, the Offer Price of $85.52 is significantly in excess of Gucci’s net book value per Share of € 47.25 at January 31, 2003.”

     (3)       The section entitled “Special Factors” of the Offer to Purchase is hereby amended by deleting the second bullet point under “Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer — Fairness of the Offer — The Gucci Supervisory Board and Management Board” and replacing such bullet point in its entirety as follows:

“●	the factors referred to above as having been taken into account by the Independent Directors, including the receipt by Gucci’s Supervisory Board of the opinions of UBS and Morgan Stanley, respectively, to the effect that, based upon and subject to the assumptions stated therein, the Offer Price to be received by the Public Shareholders in the Offer is fair from a financial point of view to the Public Shareholders as a whole and the analysis presented by UBS and Morgan Stanley to the Independent Directors and Gucci’s Supervisory Board. Each of the Management Board and the Supervisory Board adopted the conclusions of, and analysis performed by, the Independent Directors; and”

     (4)       The section entitled “Special Factors” of the Offer to Purchase is hereby amended by adding the following paragraph after the first paragraph under “Opinions of Gucci’s Financial Advisors — Opinion of Morgan Stanley”:

     “Morgan Stanley advised Gucci in connection with the negotiation of the Settlement Agreement and the Restated SIA. Morgan Stanley, acting on behalf of Gucci, participated in meetings with representatives of PPR, during which the terms of the Settlement Agreement and the Restated SIA were agreed among the parties. Representatives of Morgan Stanley attended a meeting of the Independent Directors on September 5, 2001 and provided an update to the Independent Directors on the status of negotiations among LVMH, PPR and Gucci. Morgan Stanley noted that a resolution with respect to the LVMH shareholder litigation would remove Gucci’s principal competitor from its stock register and free Gucci to pursue its multi-brand strategy without interference from LVMH. Representatives of Morgan Stanley attended a meeting of the Independent Directors on September 9, 2001 and were asked at that meeting to present their views on the settlement arrangements. Representatives of Morgan Stanley noted, among other things, that the terms of the settlement arrangements had several advantages for Gucci and its shareholders, including the reduction in overhang in Gucci shares, the premium that would be available to shareholders over the then-unaffected price of Gucci shares, the fact that a special cash dividend would be paid to shareholders excluding PPR, the fact that shareholders would have the opportunity to receive substantially similar value to that received by LVMH, the fact that shareholders would have downside protection with respect to the price of their Shares and the fact that Gucci management would be free to focus on the Gucci businesses without the distraction of the LVMH shareholder litigation.”

     (5)       The section entitled “Special Factors” of the Offer to Purchase is hereby amended by deleting the first paragraph immediately following the last bullet point under “Position of the Purchaser Regarding Fairness of the Offer; Reasons for the Offer — Position of the Purchaser Regarding Fairness of the Offer” and replacing such paragraph in its entirety as follows:

     “Following the receipt of the opinion of JPMorgan, PPR adopted the conclusions of, and the analysis performed by, JPMorgan and concluded that, based upon and subject to the considerations and assumptions contained in the opinion of JPMorgan, the Offer Price to be received by the shareholders that are unaffiliated with PPR and Gucci is fair from a financial point of view to such shareholders as a whole.”

     (6)       The section entitled “Special Factors” of the Offer to Purchase is hereby amended by deleting the third paragraph immediately following the last bullet point under “Position of the Purchaser Regarding Fairness of the Offer; Reasons for the Offer — Position of the Purchaser Regarding Fairness of the Offer” and replacing such paragraph in its entirety as follows:

     “There have been no other firm offers by third parties to acquire Gucci within the last two years with which to compare the Offer. PPR did not consider Gucci’s net book value, liquidation value or going-concern value to be relevant to its determination of fairness. PPR plans to make Gucci the focal point of its multi-brand luxury goods strategy. For this reason, PPR does not evaluate, and has not evaluated, any aspect of Gucci’s business with reference to Gucci’s book, liquidation or going concern value, and did not consider these factors in the context of the Offer. Moreover, the Offer Price was contractually determined in 2001. However, the Offer Price of $85.52 is significantly in excess of Gucci’s net book value per Share of € 47.25 at January 31, 2003.”

     (7)       The section entitled “Special Factors” of the Offer to Purchase is hereby further amended by adding the following paragraphs to the end of “Interests of Certain Persons in the Offer”:

     “Gucci and Brian Blake, Executive Vice President of Gucci Group and Chief Executive Officer of Boucheron, have entered into a separation agreement pursuant to which Mr. Blake’s employment with Gucci will terminate May 1, 2004. Under the terms of the separation agreement, Mr. Blake will receive as severance an amount equal to his base salary through October 14, 2005, the expiration date of his employment contract, less applicable taxes and withholdings. In addition, Mr. Blake will receive health insurance coverage upon reaching the age of 55, and is entitled to receive a portion of his compensation on a deferred basis. Pursuant to the separation agreement, all of Mr. Blake’s unvested options were deemed to have vested on April 1, 2004. Mr. Blake is entitled to exercise his stock options during the Offer period and for 180 days following May 1, 2004. Any options that are not exercised within such period will be cancelled and will no longer be exercisable by Mr. Blake.

     Gucci and Robert Singer, Executive Vice President of Gucci Group and Chief Financial Officer, have entered into a termination agreement pursuant to which Mr. Singer’s employment with Gucci will terminate April 30, 2004. In connection with the termination of his employment, Mr. Singer will be paid an amount equal to 24 months of his base salary, two times his average annual bonus based on the bonuses paid to him in the last three years, two times the value of the average number of options granted to him in the last three years, and his severance pay entitlement under Italian law. In addition, Gucci and Mr. Singer have agreed that from May 1, 2004 to December 31, 2005, Mr. Singer will be available to provide consulting services to Gucci.”

     (8)       The section entitled “Special Factors” of the Offer to Purchase is hereby amended by adding the following subsection:

     “Certain Projected Financial Information

     Gucci does not, as a matter of course, make public forecasts or projections as to future sales, expenses, earnings or other income statement data. However, in this case, Gucci provided both Gucci’s and PPR’s financial advisors with certain analyses prepared by Gucci’s management, which included the projected financial information set forth below. Such information has been set forth below for the limited purpose of giving Shareholders access to this projected financial information from Gucci’s management that was available for review by both Gucci’s and PPR’s financial advisors in connection with the Offer.

     The projected financial information set forth below, at the time of its preparation during November 2003, represented Gucci management’s best judgment as to the most likely future financial results of Gucci. However, the projected financial information necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond Gucci’s or PPR’s control, and does not take into account any changes in Gucci’s operations, strategy, management, business or capital structure which may have occurred after their preparation or which may result from the Offer or from PPR’s actions with respect to Gucci after the completion of the Offer. The projected financial information has not been updated since it was produced in November 2003, and assumptions may have changed since that date. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Gucci, PPR or anyone else who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of PPR, Gucci or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and Gucci has made no representations to PPR regarding such information.

     This projected financial information is based on assumptions of Gucci management, including:

•	Revenue growth of 9.3% in 2004, 12.1% in 2005 and 9.6% in 2006 for the Gucci Group on a consolidated basis.
•	Gross margins for the Gucci Group on a consolidated basis of 67.3% in 2004, 67.1% in 2005 and 67.2% in 2006.
•	Operating expenses as a percentage of revenues for the Gucci Group on a consolidated basis of 54.4% in 2004, 53.2% in 2005 and 51.5% in 2006.
•	Foreign exchange assumptions: € 1.00 = US$1.20, £0.72, ¥130, 1.6 Swiss Francs and HK$9.4 for each of 2004, 2005 and 2006.

Gucci Projected Financial Information

                                         (in millions of euros)

Gucci Group	FY 2004 Budget	FY 2005 Plan	FY 2006 Plan
Revenues	2,877.1	3,224.7	3,535.5
Gross margin	1,935.6	2,164.4	2,375.3
Operating expenses	1,566.1	1,716.5	1,822.3
EBITA	369.5	447.9	553.0
Capital expenditures	115.0	115.5	97.9

Cautionary Statement Concerning Forward-Looking Statements

     The projected financial information contains forward-looking statements that involve risks and uncertainties. Such information has been included in this Offer to Purchase for the limited purpose of giving shareholders access to projections by Gucci’s management that were made available to both Gucci’s and PPR’s financial advisors. Such information was prepared by Gucci’s management in November 2003 for internal use and not with a view to publication. The foregoing projected financial information was based on assumptions of Gucci management as of November 2003 concerning Gucci’s products and business prospects in 2004 through 2006, including the assumption that Gucci would continue to operate under the same ownership structure and management team as then existed. This projected financial information was also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Gucci’s control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which Gucci operates; greater than anticipated competition or price pressures; new product offerings; better or worse than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the projected financial information was not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to both Gucci’s and PPR’s financial advisors by Gucci. Neither PPR’s nor Gucci’s independent accountants have examined, complied or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither PPR nor Gucci nor any other party assumes any responsibility for the accuracy or validity of the foregoing projected financial information. Gucci has not updated this information since it was produced in November 2003, and neither PPR nor Gucci intends to provide any updated information with respect to any forward-looking statements.”

     (9)       The section entitled “The Offer” of the Offer to Purchase is hereby amended by deleting the last sentence of the sole paragraph under “6. Certain United States Federal Income Tax and Netherlands Tax Consequences — United States Federal Income Tax Consequences” and replacing such sentence in its entirety as follows:

“We expect neither PPR nor Gucci to recognize gain or loss for U.S. federal income tax purposes pursuant to the Offer.”

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINAULT-PRINTEMPS-REDOUTE S.A.

By:	/s/ Serge Weinberg

	Name:	Serge Weinberg
	Title:	Chief Executive Officer

Date: April 28, 2004

Exhibit Index

99(a)(32)	Advertisement of Gucci dated April 28, 2004